SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 19, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on September 19, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 19 September 2013

ING update on preparations for ING Insurance IPO

Today, Jan Hommen, CEO of ING Group, and members of the executive team of ING Insurance will provide an update on the preparations for an IPO of ING Insurance at a meeting with investors and analysts in London.

In his presentation, Jan Hommen will give an update on the progress of the restructuring of ING Group, showing that ING has entered the end phase. The company is now more focused, less complex and more robust. In August, ING reached an agreement on the sale of ING Life Korea and the divestment of the Asian insurance and investment management activities is now almost complete. The process to divest the remaining Asian businesses is ongoing and ING is working on various options for the divestment of ING Life Japan. ING U.S., ING’s U.S.-based retirement, investment and insurance business was successfully listed on the New York Stock Exchange in May and on 13 September filed a registration statement with the U.S. Securities and Exchange Commission in connection with a possible sale of a second tranche of ING U.S.’s common stock by ING Group.

For the divestment of ING’s European insurance and investment management businesses, the base case is an Initial Public Offering (IPO). Preparations are on track and depending on market conditions, a transaction is planned for 2014. The transaction structure is still to be determined and could include a (partial) spin-off. An IPO or spin-off requires substantially the same preparations. Key criteria to assess the transaction structure include capital considerations and the effect on shareholder value, particularly in light of market conditions.

The presentations delivered by members of the executive team of ING Insurance, Lard Friese, Delfin Rueda and Dorothee van Vredenburch, provide an overview of the business and strategy of ING Insurance, the capital framework and how ING Insurance is preparing for the planned IPO in 2014. ING Insurance forms a unique combination of mature and growth markets and the strategic plans show how the full value of its leading market positions can be extracted. The experienced leadership team will show how the organization is committed to focus on customers, improve efficiency and generate capital at the same time.

All presentations are available online at www.ing.com. The keynote speech by Jan Hommen (starting at 09:00 CET) and all other presentations can be followed live via webcast at www.ing.com/ir.

Press enquiries	Investor enquiries
Ingeborg Klunder	Investor Relations
+31 20 57 66371	+31 20 57 66396
Ingeborg.Klunder@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: September 19, 2013